SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                          _____________


                            FORM 11-K


                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934





(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended   December 31, 1993


                               OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Hourly Associates Who Are Residents Of The Commonwealth Of Puerto Rico and PVH Associates Investment Plan For Salaried Associates Who Are Residents Of The Commonwealth Of Puerto Rico

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                       REQUIRED INFORMATION


     The plan financial statements, which have been prepared in accordance with Rule 15d-21 of the Securities Exchange Act of 1934, have been filed with the Securities and Exchange Commission under cover of Form SE pursuant to Item
311 of Regulation S-T.



                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              PVH ASSOCIATES INVESTMENT PLANS
                              FOR RESIDENTS OF THE
                              COMMONWEALTH OF PUERTO RICO



Dated:  June 29, 1994         By Pamela N. Hootkin
                                   Pamela N. Hootkin, Member of
                                   Administrative Committee